
SINGAPORE

中遠投資(新加坡)有限公司
COSCO INVESTMENT (SINGAPORE) LIMITED

~~9 TEMASEK BOULEVARD, #07-00 SUNTEC CITY TOWER II, SINGAPORE 038989~~
~~TEL: 6885 0888 FAX: 6336 9006 Website: www.cosco.com.sg~~

From Secretary's Office: 47 Hill Street #06-02
Chinese Chamber of Commerce & Industry Building
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6337 2197

82-4033

Our Ref: C200


03022793

Exemption No. 33-91910

23 May 2003

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

Dear Sirs

COSCO INVESTMENT (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Investment (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcements pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

Date	Description of Announcement
21 May 2003	Notice of Changes in Deemed Substantial Shareholding
21 May 2003	Notice of Changes in Deemed Substantial Shareholding

Yours faithfully
COSCO INVESTMENT (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

Encls

c.c. Mr Ji Hai Sheng (Fax No. 63361217, letter only)

dlw 6/19

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Deemed Substantial Shareholding

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	19/05/2003
Date of change of interest:	16/05/2003
Name of registered holder:	CDP: Sembcorp Marine Ltd
Circumstance(s) giving rise to the interest: **Please specify details:**	Others + Deemed interest (Cosco 'A' shares) Allocation of placement shares to Sembcorp Marine Ltd

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	6,000,000
% of issued share capital:	0.83
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$0.205
No. of shares held before the transaction:	72,000,000
% of issued share capital:	9.93
No. of shares held after the transaction:	78,000,000
% of issued share capital:	10.76

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	72,000,000	
% of issued share capital:	9.93	
No. of shares held after the transaction:	78,000,000	
% of issued share capital:	10.76	
Total shares:	78,000,000	

+ Temasek Holdings is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50

Submitted by Mr Ji Hai Sheng, President on 21/05/2003 to the SGX



COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Deemed Substantial Shareholding

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	19/05/2003
Date of change of interest:	16/05/2003
Name of registered holder:	CDP: Sembcorp Marine Ltd
Circumstance(s) giving rise to the interest: **Please specify details:**	Others + Deemed interest (Cosco shares) Allocation of placement shares to Sembcorp Marine Ltd

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	1,000,000
% of issued share capital:	0.14
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$0.215
No. of shares held before the transaction:	78,000,000
% of issued share capital:	10.76
No. of shares held after the transaction:	79,000,000
% of issued share capital:	10.9

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	78,000,000	
% of issued share capital:	10.76	
No. of shares held after the transaction:	79,000,000	
% of issued share capital:	10.9	
Total shares:	79,000,000	

+ Temasek Holdings is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50

Submitted by Mr Ji Hai Sheng, President on 21/05/2003 to the SGX

